
Mail Stop 3720

May 11, 2009

Mr. Wallace Macmillan
Chief Financial Officer
Central European Media Enterprises Ltd.
PO Box HM66 Clarendon House 2, Church Street
Hamilton, HM 11
Bermuda

> **RE:** **Central European Media Enterprises Ltd.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 25, 2009**
> **Form 10-Q for the quarterly period ended March 31, 2009**
> **Filed April 29, 2009**
> **File No. 0-24796**

Dear Mr. Macmillan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Segment Results, pages 55 – 75

1. Discuss in detail your evaluations of your business segments' performances based on Segment EBITDA. Your discussion is limited to the reasons Segment EBITDA changed in the current year as compared to the prior year.

Impairment charge, page 81

2. Discuss how the deteriorating global economic conditions specifically impacted your Ukrainian and Bulgarian television channels that contributed to the impairments of the goodwill. Your discussion should include, but not be limited to, the following: whether you overpaid for the acquired businesses, what went wrong with the acquired businesses, what it means to your future business in this marketplace, and any impact the acquired businesses may have on your future revenues, earnings and cash flows. Please provide us with your proposed disclosures.

Liquidity and Capital Resources, page 92

3. Tell us whether incurrence covenant on both your Senior Notes and the EBRD Loan and the possible downgrade in your credit ratings will impact your ability to utilize your credit facilities. If so, tell us how you plan to fund your operations.

Impairment of goodwill, indefinite lived- intangible assets and long-lived assets, page 96

4. We note that goodwill accounted for 43% of total assets as of December 31, 2008. As a result of your impairment test of your reporting units as of December 31, 2008, you determined that a portion of your goodwill balance was not impaired. In light of the significance of your goodwill balance and your impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. We note your disclosures on page 97. Specifically, we believe you should provide the following information:

- Provide a more detailed description of the steps you perform to review goodwill for recoverability.

- Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

- Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- Describe the significant estimates and assumptions you employed in your discounted cash flow model to determine the fair value of your reporting units in your impairment analysis. For example, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

  1) Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.
  2) Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.
  3) In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

  For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

5. We note your operating segments are your reporting units. Identify your reporting units and addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you determined your reporting units. In addition, tell us the operating segments that you aggregate into your reportable segments.

Form 10-Q for the Quarterly Period Ended March 31, 2009

6. Revise to comply with all of the applicable MD&A comments above.

2. Convertible debt, page 16

7. Provide impact on net income and net income per share or tell us why the disclosures are not necessary.

5. Senior Debt, page 23

8. Provide the disclosures required by paragraphs 31(a), 31(b), 32(a), 32(c), 33(a) and 33(b) of FSP 14-1 or tell us where they are disclosed. Also, reconcile the liability of $364.2 million disclosed on page 15 and the Senior Convertible Notes carrying value of $383.4 million and $378.8 million disclosed here.

19(b). Lehman Brothers Bankruptcy Claim, page 47

9. Tell us how you concluded that the probability that you will be required to return a portion of the purchase price to the counterparty is remote.

Operating costs and Cost of programming, page 73

10. We note that your operating and programming costs decreased as compared to the three months ended March 31, 2008 and your reference to the "Analysis of Segment Results." Expand your segment discussion to discuss in detail the reasons for the decrease in your operating and programming costs. Your discussion should include whether you expect this trend to continue or change and the reasons why. We note that these costs increased in your fiscal year 2008 as compared to fiscal year 2007. Please provide us with your proposed disclosures.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;
· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director